

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2026

Xin Yang
Chief Financial Officer
J & Friends Holdings Ltd
Room 02/a, 7/F, AT Tower, 180 Electric Road
North Point, Hong Kong

> **Re: J & Friends Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed April 27, 2026**
> **File No. 333-295334**

Dear Xin Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jie Zhang